

Mail Stop 3030

October 28, 2015

Via E-mail
Chris Diorio, Ph. D.
Chief Executive Officer
Impinj, Inc.
400 Fairview Avenue North, Suite 1200
Seattle, WA 98109

> **Re:** **Impinj, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on October 1, 2015**
> **CIK No. 0001114995**

Dear Mr. Diorio:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Overview, page 1

2. We note your discussion of your revenue and net income in the second full paragraph on page 2. Please balance your summary to include your accumulated deficit and history of net losses with equal prominence.

Industry Use Cases, page 3

3.   Please provide support for your percentage claims in the first bullet point on page 3 and for your claims about improved patient outcomes in the penultimate sentence on that page.

Our Opportunity, page 4

4.   Please tell us how you selected the companies you name in the bullet points on page 4. If they do not represent a material portion of your revenue, please explain why you believe it is an accurate representation of your current business.

5.   Further, given the final risk factor on page 17, it appears that your summary discussion of the breadth of your business and customer base may be somewhat anticipatory in nature. Please revise to also present a balanced description of your current business, clearly identifying those areas which are anticipated growth areas for you, rather than current material business opportunities.

6.   Please balance this section of your summary with the information disclosed in your first risk factor regarding the adoption of your technology being slower than anticipated or forecasted.

We may face claims of intellectual property infringement …, page 23

7.   Please explain to us why you have not filed the licensing settlement agreement with Round Rock Research mentioned in this risk factor.

Stock-based Compensation, page 73

8.   Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Note 2. Revenue Recognition, page F-15

9.   Please revise Note 2 on page F-15 to disclose the deliverables in your multi-element arrangements. Please also clarify the nature of the undelivered software elements discussed in the footnote.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael Nordtvedt, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.